

December 5, 2012

Via E-mail
Martin Salinas, Jr.
Chief Financial Officer
Southern Union Company
5051 Westheimer Rd.
Houston, Texas 77056

> **Re: Southern Union Company**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 1-06407**

Dear Mr. Salinas:

We have reviewed your response dated November 14, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Condensed Consolidated Statements of Comprehensive Income (Loss), page 7

Note 3. ETE merger and Pending Holdco Transaction, page 11

1.	We note in your response to prior comment 3 in our letter dated November 1, 2012 that the vesting of all outstanding equity awards accelerated immediately prior to the effective time of the merger transaction with Energy Transfer Equity LP ("ETE"). Given the premise that predecessor financial statements depict the results up to and just prior to consummation of a business combination, please provide more insight into the analysis performed and authoritative accounting guidance relied upon when concluding that the unrecognized compensation expense related to the accelerated vesting of outstanding equity awards prior to the consummation of the merger should not be recorded within the predecessor period.

2.   We have reviewed your response to prior comment 3 in our letter dated November 1, 2012 noting that the cash and ETE common units issued to settle your vested awards was accounted for as consideration transferred in the merger. Please tell us why the fair value of the cash and common units issued by ETE was not compared to the fair value of your vested awards in determining whether or not any excess fair value transferred should be recorded as post-combination compensation expense in either your or ETE's financial statements. See, by analogy, ASC 805-30-55-10 and 805-30-55-17 through -18 and tell us, if applicable, why you believe such principles should not be applied to your transaction.

      You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief